Eaton Corporation plc Registered and Postal Address: Eaton House 30 Pembroke Road Dublin 4, Ireland D04 Y0C2 Registered in Ireland Company Number: 512978

July 31, 2018

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act of 1934, as amended, notice is hereby provided that Eaton Corporation plc has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which was filed with the U.S. Securities and Exchange Commission on July 31, 2018.

Respectfully submitted,

Eaton Corporation plc

/s/ Thomas E. Moran
Thomas E. Moran
Senior Vice President and Secretary